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                              February 10, 2021

       Ernest Hemple
       Chief Executive Officer
       Hoop Street Center I Corp
       20715 S 184th Place
       Queen Creek, AZ 85142

                                                        Re: Hoop Street Center
I Corp
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed February 1,
2021
                                                            File No. 024-11349

       Dear Mr. Hemple:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 15, 2021 letter.

       Amendment No. 4 to Form 1-A filed February 1, 2021

       Marketing and Promotion, page 26

   1. We note your revised disclosure in response to Comment 3 that your directors, executives, and officers will
conduct the selling efforts of your preferred stock. Please further revise to state whether those
individuals are relying upon the exemption from registration in
                                                        Rule 3a4-1 to make
offers and sales on your behalf in connection with this offering. We also note that you have
removed the disclosure regarding your media partner, but you have disclosed the
$2,000,000 promotor fee in Item 4 of Part I. Please revise for consistency.
   2. As a related matter, we note your disclosure that you intend to market your offering through "Any paid form
of promotion that is delivered through traditional media
 Ernest Hemple
Hoop Street Center I Corp
February 10, 2021
Page 2
         channels." Please tell us in your response letter how you expect these traditional advertisements to comply with Rule 255(b) of Regulation A. In this regard, prior to the qualification of your offering statement, any TV or radio advertisement must comply with
         Rule 255(b)(1) through (4) and must provide the information required by Rule
         255(b)(4)(i); live hyperlinks are not permitted. After your offering statement is qualified,
         TV and radio advertisements are not permitted under Rule 251(d)(1)(iii), which requires post-qualification written offers, including TV or radio advertisements, to be accompanied by, or preceded by, the most recent offering circular, and live hyperlinks are not permitted. Please also confirm that the social media platforms, various blogs, and any other online advertisements for your offerings will include the appropriate legends required by Rule 255, and active hyperlinks to your most recent offering circular, as required by Rule 251(d).
Exhibit F, page 1

3. Please include the audit report and your financial statements as of December 31, 2020 and for the period from September 21, 2020 (inception) through December 31, 2020 under
         Part F/S of Form 1-A rather than as an exhibit. Please update the disclosure in your filing accordingly, including but not limited to your disclosure in Management's Discussion and
         Analysis of Financial Condition and Results of Operations.
4. We reissue comment 8. Please amend to provide a currently dated consent from your independent auditor pursuant to Item 17.11 of Part III of Form 1-A. General

5.     We reissue Comment 9. We note the landing page for your website states:
"Hoop Street
       Centers need less land and a lot less money to build than a Top Golf Center, and yet a
       Hoop Street Center is projected to earn as much or more than a Top Golf Center.
       TopGolf   s 60-centers enjoyed $500,000,000 in 2019 revenue," and still provides a link to
       Hoop Street Entertainment, LLC's private offering memorandum. Considering that investors in your offering are directed to your website for notice and to subscribe to your offering, please revise your website to include the legends required by Rules 251(d) and
       255 of Regulation A, along with an active link to your most current 1-A offering circular.
       In this regard, we note that you have revised your offering circular to include such legends, yet they are not included on your website. Please also revise your website to clearly state where you are referring to an investment in your company, or an investment in another Hoop Street entity, and tell us how Hoop Street Entertainment, LLC is related to you. Finally, please tell us in your response letter why it is appropriate to suggest that
FirstName LastNameErnest Hemple
       you are projected to earn as much or more than a Top Golf Center, provided you have no
Comapany    NameHoop
       historical        Street
                  financial     Center I Corp
                            information.  Alternatively, please remove such
references regarding
       the potential returns
February 10, 2021 Page 2     and TopGolf's   revenue from your website.
FirstName LastName
 Ernest Hemple
FirstName
Hoop StreetLastNameErnest
            Center I Corp Hemple
Comapany10,
February   NameHoop
             2021     Street Center I Corp
February
Page 3 10, 2021 Page 3
FirstName LastName
       You may contact Suying Li at 202-551-3335 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Adam Wardel, Esq.